UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 18, 2022

FLEXIBLE SOLUTIONS INTERNATIONAL, INC.

(Exact name of Registrant as specified in its charter)

Nevada	000-29649	91-1922863
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

6001 54 Ave.

Tabor, Alberta T1G 1X4

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (250) 477-9969

Check appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below).

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-14(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	FSI	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§203.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§204.12b-2 of this chapter.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 7.01	Regulation FD Disclosure

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is a road show transcript dated April 18, 2022 that will be used by Flexible Solutions International Inc. (“FSI”) and Lygos, Inc. (“Lygos”) in making presentations to certain existing and potential investors in FSI with respect to the proposed merger between FSI and Lygos, Inc.

Exhibit 99.1 is being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, FSI and Lygos intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Investors and security holders of FSI and Lygos are urged to read these materials when they become available because they will contain important information about FSI, Lygos and the proposed merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by FSI with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FSI by directing a written request to: FSI at Flexible Solutions International, Inc. 6001 54th Ave, Taber AB, Canada T1G 1X4. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

FSI and its directors and executive officers and Lygos and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FSI in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of FSI is also included in FSI’ Annual Report on Form 10-K for the year ended December 31, 2021. These documents are available free of charge at the SEC web site (www.sec.gov) and from the CEO of FSI at the address described above.

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Forward-Looking Statements

This road show transcript contains forward-looking statements based upon FSI’ and Lygos’ current expectations. Forward-looking statements involve risks and uncertainties, and include, but are not limited to, statements about the structure, timing and completion of the proposed merger; the combined company’s listing on the NYSE American after closing of the proposed merger; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; the combined company’s expected cash position at the closing of the proposed merger; the future operations and success of the combined company; the nature, strategy and focus of the combined company; the success, cost and timing of the combined company’s product development activities, studies and clinical trials, the success of competing products that are or become available, the combined company’s ability to obtain approval for and commercialize its product candidates; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; the expected charges and related cash expenditures that FSI expects to incur; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed merger are not satisfied, including the failure to timely obtain stockholder and shareholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed merger and the ability of each of FSI and Lygos to consummate the proposed merger; (iii) risks related to FSI’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed merger; (v) the risk that as a result of adjustments to the exchange ratio, FSI shareholders and Lygos stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of FSI common shares relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; and (ix) risks associated with the possible failure to realize certain anticipated benefits of the proposed merger, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section entitled “Risk Factors” in FSI’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC, and in other filings that FSI makes and will make with the SEC in connection with the proposed merger, including the proxy statement/prospectus/information statement described above under “Additional Information about the Proposed Merger and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. FSI expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

ITEM 9.01	Financial Statement and Exhibits

Exhibit #	Description

99.1	Road Show Transcript dated April 18, 2022

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 18, 2022
FLEXIBLE SOLUTIONS INTERNATIONAL INC.

	By:	/s/ Daniel B. O’Brien
Daniel B. O’Brien, President and Chief Executive Officer

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